Aucune autorité en valeurs mobilières ne s’est prononcée sur la qualité des titres offerts dans le présent prospectus; toute personne qui donne entendre le contraire commet une infraction. Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l’autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Les titres n’ont pas été inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, en sa version modifiée (la « Loi de 1933 »), ni en vertu des lois sur les valeurs mobilières d’États et ne peuvent être offerts, vendus ou par ailleurs transférés a)qu’ à Endeavour Silver Corp., b) qu’à l’extérieur des États-Unis conformément au Règlement S de la Loi de 1933, ou c) que conformément à une dispense d’inscription en vertu de la Loi de 1933 et des lois sur les valeurs mobilières d’États applicables. Les bons de souscription, composés en partie de parts à émettre au moment de l’exercice réel ou réputé des bons de souscription spéciaux, ne peuvent pas être exercés aux États-Unis ni par une personne des États-Unis ou au nom d’une personne des États-Unis, au sens du Règlement S de la Loi de 1933, sauf conformément à une inscription en vertu de la Loi de 1933 ou dans le cadre d’une opérations dispensée des exigences d’inscription de la Loi de 1933 et des lois sur les valeurs mobilières de tous les États pertinents des États-Unis ou non assujettie aux exigences d’inscription. Voir la rubrique « Mode de placement ».

Les renseignements intégrés par renvoi au présent prospectus simplifié sont tirés de documents déposés auprès de commissions des valeurs mobilières ou d’autorités analogues au Canada. Des exemplaires des documents intégrés par renvoi aux présentes sont disponibles sans frais et sur demande auprès d’Endeavour Silver Corp, 850 West Hastings Street, Suite 800, Vancouver (Colombie-Britannique) Canada, V6C 1E1, en composant le numéro sans frais suivant : 877 685-9775 ou le (604) 685-9775 ou par télécopieur au (604) 685-9744, ou par Internet au www.sedar.com. Si le placement est fait au Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut obtenir un exemplaire du dossier d'information auprès d’Endeavour Silver Corp. à l’adresse et au numéro de téléphone indiqués ci-dessus.

PROSPECTUS SIMPLIFIÉ

Nouvelle émission	Le 15 mai 2006

ENDEAVOUR SILVER CORP.

22 995 000 $

5 110 000 parts à émettre au moment de la levée de
5 110 000 bons de souscriptions spéciaux émis antérieurement

Endeavour Silver Corp. (la « Société » ou l’« émetteur ») peut, aux termes du présent prospectus simplifié (le « prospectus »), procéder au placement de 5 110 000 parts (les « parts ») de la Société. Chaque part est composée d’une action ordinaire (une « action ordinaire ») de la Société et d’un demi-bon de souscription d’action ordinaires (un « bon de souscription ») de la Société, lesquels titres seront émis sans autre contrepartie au moment de l’exercice de 5 110 000 bons de souscriptions spéciaux émis antérieurement (les « bons de souscription spéciaux »). Le 24 avril 2006, la Société a émis les bons de souscription spéciaux au prix de 4,50 $ le bon de souscription spécial dans le cadre d’un placement privé (le « placement privé ») aux termes d’un convention de placement pour compte, datée du 24 avril 2006 (la « convention de placement pour compte »), conclue entre la Société et Salman Partners Inc., BMO Nesbitt Burns Inc., Corporation Canaccord Capital et Corporation de valeurs mobilières Dundee (collectivement, les « placeurs pour compte »). Le prix d’émission de 4,50 $ le bon de souscription spécial a été établi par voie de négociations entre la Société et Salman Partners Inc., au nom des placeurs pour compte, et conformément aux politiques de la Bourse de Toronto (la « TSX »).

Chaque bon de souscription spécial confère à son porteur, en tout temps avant la « date d’expiration » (au sens attribué à ce terme dans les présentes), au moment de l’exercice réel ou réputé de ce bon de souscription, sans autre contrepartie, le droit de recevoir une action ordinaire et un demi-bon de souscription. Chaque bon de souscription entier confère à son porteur le droit d’acquérir une action ordinaire (une « action à bons de souscription ») au prix de 5,25 $ jusqu’au 24 octobre 2007. Voir la rubrique « Mode de placement ».

La Société a convenu de faire de déployer tous les efforts raisonnables afin d’obtenir, au plus tard le 15 juillet 2006, un document de décision à l’égard du présent prospectus émis par la Commission des valeurs mobilières de la Colombie-Britannique en vertu du Régime d’examen concerté du prospectus et de la notice annuelle, attestant que les visas à l’égard des actions ordinaires et des bons de souscription à émettre au moment de l’exercice des bons de souscription spéciaux

ii

ont été accordés pour les besoins d’un placement en Colombie-Britannique, en Alberta, en Ontario et au Québec (le « document de décision du REC »). Si le document de décision du REC n’est pas émis au plus tard le 15 juillet 2006, les porteurs de bons de souscription spéciaux auront le droit de recevoir 1,1 action ordinaire (au lieu de 1 action ordinaire) et 0,55 bon de souscription (au lieu de 0,5 bon de souscription) pour chaque bon de souscription spécial exercé ultérieurement. Le présent prospectus vise également les actions ordinaires et les bons de souscription additionnels à émettre si le document de décision du REC n’est pas émis au plus tard le 15 juillet 2006.

Les bons de souscription spéciaux ont été vendus par les placeurs pour compte en vertu de dispenses de prospectus et des exigences d’inscription des territoires canadiens pertinents ainsi que des exigences d’inscription des lois américaines sur les valeurs mobilières ou, à l’extérieur des États-Unis, conformément au Règlement S de la Loi de 1933, en sa version modifiée, et ont été émis aux termes d’un acte relatif aux bons de souscription spéciaux, daté du 24 avril 2006, en sa version modifiée le 10 mai 2006, (collectivement, l’« acte relatif aux bons de souscription spéciaux »), conclu entre la Société et la Société de fiducie Computershare du Canada (l’« agent de souscription »).

Il n’existe pas de marché sur lequel peuvent être vendus les bons de souscription spéciaux et l’on ne prévoit pas qu’un tel marché se formera. Les actions ordinaires en circulation de la Société inscrites à la cote de la TSX sous le symbole « EDR ». La TSX a approuvé de façon conditionnelle l’inscription des actions ordinaires et des actions à bons de souscription. La TSX a également approuvé de façon conditionnelle l’inscription des bons de souscription. L’inscription des bons de souscription est assujettie à ce que la Société se conforme à toutes les exigences de la TSX au plus tard à 24 h (heure du Pacifique) à la date de réception du document de décision du REC, y compris une preuve adéquate du placement des bons de souscription auprès d’au moins 100 porteurs publics. Si la négociation des bons de souscription est approuvée, cette dernière débutera quatre (4) jours ouvrables après la réception du document de décision du REC. Le 12 mai 2006, soit le dernier jour où les actions ordinaires ont fait l’objet d’opérations de négociation avant le dépôt du présent prospectus, le cours de clôture des actions ordinaires était de 4,70 $ par action à la TSX.

	Prix	Rémunération	Produits net 1)

Par bon de souscription spécial	4,50 $	0,27 $	4,23 $
Total	22 995 000 $	1 379 700 $	21 615 300 $

1)

Après déduction de la rémunération des placeurs pour compte, mais avant de tenir compte des frais du placement privé (y compris les frais liés au dépôt du présent prospectus) payables par la Société et évalués à 180 000 $. La rémunération a été réglée, et les frais le seront, par prélèvement sur le produit tiré du placement privé. En outre, les placeurs pour compte ont reçu 306 600 bons de souscription spéciaux pour placeurs pour compte (les « bons de souscription spéciaux des placeurs pour compte ») en règlement partiel des services fournis dans le cadre du placement privé. Chaque bon de souscription spécial des placeurs pour compte, au moment de son exercice réel ou réputé, sera converti en un bon de souscription des placeurs pour compte (un « bon de souscription des placeurs pour compte », ou collectivement, les « bons de souscription des placeurs pour compte »). Les bons de souscription des placeurs pour compte à émettre au moment de la conversion des bons de souscription spéciaux des placeurs pour compte ne pourront pas être exercés avant la première des dates suivantes, soit a) la date d’émission du document de décision du REC, ou b) la date d’approbation par les actionnaires de leur exercice. Dès qu’il pourra être exercé, chaque bon de souscription des placeurs pour compte pourra l’être en vue d’acquérir une action ordinaire au prix de 5,25 $ l’action jusqu’au 24 octobre 2007 (une « action à bons de souscription de placeurs pour compte »). Le présent prospectus vise également les 306 600 bons de souscription des placeurs pour compte à émettre au moment de l’exercice réel ou réputé des 306 600 bons de souscription spéciaux des placeurs pour compte. Voir la rubrique « Mode de placement ».

Un investissement dans les parts comporte un risque élevé. Voir les rubriques « Mise en garde à l’égard des énoncés prospectifs » et « Facteurs de risque ».

Des certificats définitifs représentant les actions ordinaires et les bons de souscription à émettre au moment de l’exercice réel ou réputé des bons de souscription spéciaux seront disponibles pour livraison dès l’exercice réel ou réputé des bons de souscription spéciaux.

VECTOR Corporate Finance Lawyers, pour le compte de la Société, et Borden Ladner Gervais s.r.l., pour le compte des placeurs pour compte, devront se prononcer sur certaines questions d’ordre juridique.

1

TABLE DES MATIÈRES

Les investisseurs doivent se fier uniquement à l’information reproduite dans le présent prospectus ou qui y est intégrée par renvoi. Ni la Société ni les placeurs pour compte n’ont autorisé quiconque à fournir de l’information différente. Si une autre personne leur fournit des renseignements différents ou divergents, ils ne doivent pas s’y fier. La Société et les placeurs pour compte n’offrent en vente ces titres que là où ils sont autorisés à le faire. Nous recommandons aux investisseurs de considérer l’information reproduite dans le présent prospectus comme étant exacte seulement en date du présent prospectus. Les activités, les résultats d’exploitation, la situation financière et les perspectives de la Société peuvent avoir changé depuis cette date.

MISE EN GARDE À L’ÉGARD DES ÉNONCÉS PROSPECTIFS

Le présent prospectus ainsi que les documents qui y sont intégrés par renvoi renferment des « énoncés prospectifs », notamment à l’égard des cours futurs de l’argent, de l’évaluation des réserves et des ressources minérales, de la matérialisation des valeurs estimatives au titre des réserves minérales, de la valeur de la production estimative future et du moment où elle sera exploitée, des coûts de production, des dépenses en immobilisations, des coûts et du moment de la mise en valeur de nouveaux gisements, du succès des activités d’exploration, des délais d’obtention de permis, des fluctuations des cours des devises, des besoins en capitaux supplémentaires, de la réglementation gouvernementale en matière d’exploitation minière, des risques environnementaux, des frais de remise en état non anticipés, des litiges ou des réclamations portant sur des titres fonciers et des limites à l’égard des risques assurés. Dans certains cas, les énoncés prospectifs se reconnaissent à des expressions ou des termes comme « planifier », « s’attendre », « ne pas s’attendre », « s’attendre à ce que », « budget », « prévu », « estimer », « prévoir », « avoir l’intention », « anticiper », « ne pas anticiper » ou « croire », ou par des termes et des expressions qui sont similaires, comparables ou en sont des variantes, ou encore au moyen d’énoncés précisant que certaines mesures « peuvent » ou « pourraient » être prises ou le « seraient » ou le « seront », ou que certains événements ou certains résultats « peuvent », « pourraient » ou « pourront » survenir ou être atteints. Ces énoncés représentent le point de vue de la direction et sont fondés sur les renseignements dont dispose actuellement cette dernière. Les énoncés prospectifs comportent des risques connus et inconnus, des incertitudes et d’autres facteurs qui peuvent faire en sorte que les résultats, les rendements ou les réalisations réels de la Société diffèrent de façon importante des résultats, de rendements ou des réalisations futures exprimés dans ces énoncés ou suggérés par ces derniers. Ces facteurs comprennent, notamment, les risques liés à l’intégration des acquisitions, les risques liés aux opérations internationales, les risques liés aux opérations de coentreprise, les résultats réels des activités d’exploration courantes, les conclusions des évaluations économiques, les changements au titre des paramètres de projets au fur et à mesure que les projets sont parachevés, les cours futurs de l’argent, les fluctuations possibles des réserves de minerai, de la teneur du minerai traité ou au titre des taux de récupération, les défaillances des installations, de l’équipement ou des procédés d’exploitation tels qu’ils sont anticipés, les accidents, les conflits de travail et les autres risques que présente le secteur minier, les retards dans l’obtention d’approbations gouvernementales ou dans l’obtention de financement ou les retards dans la mise en œuvre d’activités de mise en valeur ou de construction, ainsi que les facteurs dont il est question à la rubrique intitulée « Facteurs de risque » du présent prospectus. Bien que la Société ait tenté de déterminer quels facteurs importants pourraient faire en sorte que les mesures, les événements ou les résultats diffèrent de façon importante de ceux qui sont exprimés dans les énoncés prospectifs, d’autres facteurs pourraient faire en sorte que les mesures, les événements ou les résultats ne correspondent pas à ce qui était anticipé, estimé ou prévu. Rien ne permet d’affirmer que les énoncés prospectifs s’avéreront exacts et, par conséquent, les résultats réels et les événements futurs pourraient différer de façon importante de ceux qu’anticipent ces énoncés prospectifs. Par conséquent, les lecteurs ne devraient pas se fier indûment à ces énoncés prospectifs.

DOCUMENTS INTÉGRÉS PAR RENVOI

Les renseignements intégrés par renvoi au présent prospectus simplifié sont tirés de documents déposés auprès de commissions des valeurs mobilières ou d’autorités analogues au Canada. Des exemplaires des documents intégrés par renvoi aux présentes sont disponibles sans frais et sur demande auprès de la Société, 850 West Hastings Street, Suite 800, Vancouver (Colombie-Britannique) Canada, V6C 1E1, en composant le numéro sans frais suivant : 877 685-9775 ou le (604) 685-9775 ou par télécopieur au (604) 685-9744. Des exemplaires des documents intégrés par renvoi peuvent également être obtenus en accédant au site suivant : http://www.sedar.com.

Les documents suivants, déposés auprès des commissions des valeurs mobilières ou des autorités analogues de la Colombie-Britannique, de l’Alberta, de l’Ontario et du Québec, sont expressément intégrés par renvoi au présent prospectus et en font partie intégrante :

a)	la notice annuelle initiale de la Société (la « notice annuelle »), datée du 24 avril 2006, pour l’exercice terminé le 31 décembre 2005;

b)

les états financiers consolidés de la Société, en date du 31 décembre 2005 et du 28 février 2005, pour la période de dix mois terminée le 31 décembre 2005 et les exercices terminées le 28 février 2005 et le 29 février 2004, y compris le rapport des vérificateurs et les notes y afférentes ainsi que le rapport de gestion à cet égard; et

c)	la déclaration de changement important de la Société, datée du 26 avril 2006, faisant état de la réalisation du placement privé.

Tous les documents précités (à l’exception des déclarations de changement important confidentielles), déposés par la Société en vertu des lois sur les valeurs mobilières canadiennes applicables après la date du présent prospectus et avant l’émission des actions ordinaires et des bons de souscription visé par le présent prospectus, seront réputés être intégrés par renvoi aux présentes.

Tout énoncé contenu dans un document intégré ou réputé être intégré par renvoi aux présentes sera réputé avoir été modifié ou remplacé pour les besoins du présent prospectus, dans la mesure où une énoncé contenu dans les présentes, ou dans un autre document déposé ultérieurement qui est aussi intégré ou réputé être intégré par renvoi aux présentes, modifie ou remplace cet énoncé. Tout énoncé ainsi modifié ou remplacée ne fera pas partie du présent prospectus sauf pour ce qui est du texte ainsi modifié ou remplacé. L’énoncé de modification ou de remplacement n’est pas tenu de préciser qu’il modifie ou remplace un énoncé antérieur, ni inclure tout autre renseignement énoncé dans le document qu’il modifie ou remplace.

La formulation d'une déclaration qui modifie ou remplace n'est pas réputée être une admission, à quelque fin que ce soit, selon laquelle la déclaration ainsi modifiée ou remplacée constituait, lorsqu'elle a été formulée, une déclaration fausse ou trompeuse, une déclaration erronée au sujet d'un fait important ou une omission de déclarer un fait important qui devait être déclaré ou qui était nécessaire pour qu'une déclaration ne soit pas fausse ou trompeuse compte tenu des circonstances dans lesquelles elle a été faite.

DEVISE

Sauf indications contraires, le symbole « $ » et le terme « dollars » dans le présent prospectus s’entendent du dollar canadien. La Société publie ses états financiers en dollars canadiens.

Le taux de change à midi, en date du 12 mai 2006, coté par la Banque du Canada, du dollar canadien était de 1,00 $ pour 0, 9068 $US.

LA SOCIÉTÉ

La Société a été constituée sous le régime des lois de la Colombie-Britannique le 11 mars 1981 sous la dénomination « Levelland Energy & Resources Ltd. ». Avec prise d’effet le 27 août 2002, la Société a modifié sa dénomination pour « Endeavour Gold Corp. », a procédé à une consolidation de son capital-actions à raison de quatre actions ordinaires pour une nouvelle action ordinaire, et a accru son capital-actions à 100 000 000 d’actions ordinaires sans valeur nominale. Puis, le 13 septembre 2004, la Société a modifié sa dénomination pour « Endeavour Silver Corp. », a modifié ses statuts afin de ne plus être constituée en vertu de la loi intitulée Company Act (Colombie-Britannique) mais en vertu de la loi intitulée Business Corporations Act (Colombie-Britannique), et a accru son capital-actions autorisé à un nombre illimité d’actions ordinaires sans valeur nominale.

La Société est un émetteur assujetti en Colombie-Britannique, en Alberta, en Ontario et au Québec, et ses actions ordinaires sont inscrites à la cote de la TSX depuis le 7 février 2006. Avant cette date, elles se négociaient à la Bourse de croissance TSX. Les actions ordinaires de la Société ont été inscrites d’abord à la cote de la Bourse de Vancouver (marché prédécesseur de la Bourse de croissance TSX) le 9 septembre 1982.

Le siège social de la Société est situé au 850 West Hastings Street, Suite 800, Vancouver (Colombie-Britannique) Canada, V6C 1E1 – numéro sans frais : 877 685-9775, téléphone : (604) 685-9775, télécopieur : (604) 685-9744. Le bureau principal et de conservation des registres de la Société est situé au 999 West Hastings Street, Suite 1040, Vancouver (Colombie-Britannique) Canada V6C 2W2.

La Société est dotée des filiales importantes suivantes :

  Endeavour Gold Corporation, S.A. de C.V., une filiale en propriété exclusive dûment constituée sous le régime des lois du Mexique le 2 décembre 2003;
  Minera Plata Adelante, S.A. de C.V., et Refinadora Plata Guanacevi, S.A. de C.V., toutes deux des filiales en propriété exclusive d’Endeavour Gold Corporation, S.A. de C.V. et dûment constituées sous le régime des lois du Mexique le 14 janvier 2005; et
  Minera Santa Cruz y Garibaldi, S.A. de C.V., société appartenant dans une proportion de 51% à Minera Plata Adelante, S.A. de C.V. et dûment constituée sous le régime des lois du Mexique le 17 juin 1991.

Le diagramme qui suit illustre les liens intersociétés entre les filiales de la Société.

À moins que le contexte n’exige une interprétation différente, le terme « Société » s’entend d’Endeavour Silver Corp. et de se ses filiales.

L’émetteur a pour principales activités commerciales l’acquisition, l’exploration, la mise en valeur et l’exploitation de biens miniers. L’émetteur et son équipe de direction ont pris part à l’évaluation, l’acquisition et l’exploration d’avoirs miniers au Canada et au Mexique. La Société a débuté avec des zones d’intérêt à explorer qui en étaient aux premières étapes, puis elle a progressé vers des avoirs plus avancées. L’émetteur détient une participation de 51 % dans une mine productive et une usine de traitement du minerai situées dans le district de Guanacevi, à Durango, au Mexique. L’émetteur prévoit poursuivre l’exploration et la mise en valeur de ses propriétés et, s’il y a lieu, tenter de trouver des partenaires ou des acheteurs qui pourraient acquérir ses propriétés ou l’aider à les mettre davantage en valeur dans le cadre de coentreprises ou d’autres arrangements. L’émetteur tente de localiser des propriétés ayant un potentiel important et de les acquérir dans le cadre de conventions d’option en se fondant sur les déclarations et les garanties des vendeurs à l’égard des titres de propriété, limitant ainsi les recherches de titres à celles effectuées par l’émetteur. Des recherches de titres détaillées ne sont entreprises qu’après avoir établi qu’une propriété renferme vraisemblablement un corps minéral important. Par conséquent, il existe un risque important des prétentions opposées se manifestent ou soient revendiquées à l’égard de certaines des propriétés de l’émetteur.

Une description complète des activités de la Société et des développements à cet égard figure dans la notice annuelle de la Société, datée du 24 avril 2006, intégrée par renvoi au présent prospectus.

STRUCTURE DU CAPITAL CONSOLIDÉ

Depuis le 31 décembre 2005, la structure du capital-actions ou du capital d’emprunt de la Société n’a fait l’objet d’aucun changement important si ce n’est le placement privé ou les choses dont il est question dans le tableau ci-dessous. Le tableau qui suit présente la structure du capital consolidé et du capital d’emprunt de la Société au 31 décembre 2005, et structure du capital consolidé pro forma comme si les 5 110 000 actions ordinaires et les 2 555 000 bons de souscription, à émettre au moment de l’exercice des bons de souscription spéciaux, avait été émis en date du 31 décembre 2005.

	Au 31 décembre 2005	Au 31 décembre 2005, en tenant compte de l’émission des actions ordinaires au moment de l’exercice des bons de souscription spéciaux 1) 2)
Espèces et quasi-espèces	18 560 944 $	39 996 244 $
Passif à long terme	0 $	0 $
Avoirs des actionnaires :	39 705 506 $ (32 366 330 actions ordinaires)	61 140 806 $ (37 476 330 actions ordinaires) 1) 2) 3)
Actions ordinaires
Surplus d’apport	2 557 844 $	2 557 844 $
Titres convertibles	5 508 000 bons de souscription 2 223 900 options	8 369 600 bons de souscription 4) 5) 2 223 900 options 6)

1)

Ne comprend pas les actions ordinaires à émettre au moment de l’exercice des bons de souscription ou des bons de souscription des placeurs pour compte (voir la rubrique « Mode de placement »). Ces chiffres ne tiennent pas compte des titres à émettre aux termes du placement futur (voir la rubrique « Capital-actions – Autres émissions – Option de sursouscription et approbation des actionnaires ») ou des dispositions punitives prévues à l’égard des bons de souscription spéciaux (voir la rubrique « Mode de placement »).

2)	Comprend une déduction de 1 379 700$ au titre de la rémunération des placeurs pour compte et des frais du placement privé évalués à environ 180 000 $.

3)	Voir la rubrique « Capital-actions ».

4)

Comprend les 2 555 000 bons de souscription à émettre au moment de l’exercice réel ou réputé de 5 110 000 bons de souscription spéciaux et de 306 600 bons de souscription des placeurs pour compte à émettre au moment de l’exercice réel ou réputé des 306 600 bons de souscription spéciaux des placeurs pour compte. Ces chiffres ne tiennent pas compte des titres à émettre aux termes du placement futur (voir la rubrique « Capital-actions – Autres émissions – Option de sursouscription et approbation des actionnaires ») ou des dispositions punitives prévues à l’égard des bons de souscription spéciaux (voir la rubrique « Mode de placement »).

5)

Du 31 décembre 2005 au 20 avril 2006, un total de 1 261 546 bons de souscription d’actions de la Société, émis antérieurement, ont été exercés à divers moments et ces chiffres ne tiennent pas compte de l’exercice de ces bons.

6)	Du 31 décembre 2005 au 20 avril 2006, un total de 213 000 options d’achat d’actions, émises antérieurement, ont été levées à divers moments et ces chiffres ne tiennent pas compte de ces levées.

EMPLOI DU PRODUIT

Le produit brut que la Société a tiré de la vente des bons de souscription spéciaux s’est chiffré à 22 995 000 $. Le produit net que la Société a tiré de la vente des bons de souscription spéciaux est approximativement de 21 435 300 $ après déduction des frais du placement privé, payables par la Société (évalués à 180 000 $), et de la rémunération des placeurs pour compte (1 379 700$). La Société prévoit affecter le produit net de la façon indiquée ci-dessous.

Poste	$
Exploration et mise en valeur de projets additionnels avancés de mines d’argent au Mexique et en Amérique Latine 1)	13 000 000 $
Réserve pour éventualités à l’égard du projet minier de Guanacevi	1 000 000 $
Fonds de roulement général	7 435 300 $
TOTAL	21 435 300 $

1) La Société a procédé à des recherches mais n’a pas encore conclu d’ententes en vue d’acquérir des participations additionnelles dans des propriétés au Mexique ou en Amérique Latine qui feraient l’objet d’activités d’exploration et de mise en valeur additionnelles. Voir la rubrique « Facteurs de risques ».

Les sommes réelles affectées à chacun des emplois prévus du produit pourraient différer de façon importante des sommes indiquées ci-dessus ou ne pas se matérialiser du tout, et seront tributaires de nombres de facteurs, y compris ceux dont il est question à la rubrique « Facteurs de risques ». Même si la Société a l’intention d’affecter le produit tiré du placement privé de la façon indiquée ci-dessus, l’affectation réelle du produit net pourrait différer de façon importante de celle indiquée ci-dessus en raison d’événements futurs pouvant affecter les biens miniers de Société ou d’événements imprévus.

MODE DE PLACEMENT

Le présent prospectus est déposé en vue de viser le placement de parts composées d’actions ordinaires et de bons de souscription à émettre au moment de l’exercice de bons de souscription spéciaux émis antérieurement. Le présent prospectus vise également les bons de souscription des placeurs pour compte à émettre au moment de l’exercice réel ou réputé des bons de souscription spéciaux des placeurs pour compte.

Aux termes d’une convention de placement pour compte, datée du 24 avril 2006 (la « convention de placement pour compte »), conclue entre les placeurs pour compte et la Société, les placeurs pour compte ont convenu de faire de leurs mieux en vue de vendre un maximum de 5 000 000 bons de souscription spéciaux au prix de 4,50 $ le bon de souscription spécial. Les placeurs pour compte se sont également vus accorder une option de sursouscription les autorisant à vendre jusqu’à 2 000 000 de bons de souscription spéciaux additionnels (« l’option de sursouscription »).

Le 24 avril 2006, l’émetteur a mené terme, avec les placeurs pour compte, le placement de 5 110 000 bons de souscription spéciaux (les « bons de souscription spéciaux ») au prix de 4,50 $ le bon, réalisant ainsi un produit brut de 22 995 000 $ en vertu des dispenses de prospectus prévues dans les lois sur les valeurs mobilières applicables et conformément à des conventions de souscription conclues entre la Société et les acquéreurs. Le chiffre précité comprend 110 000 bons de souscription spéciaux vendus aux termes de l’option de sursouscription Aucun bon de souscription spécial n’a été exercé jusqu’à présent et les 5 110 000 bons de souscription spéciaux seront réputés avoir été exercés et convertis immédiatement avant 17 h (heure de Toronto) à la première des dates suivantes (la « date d’expiration ») : (i) la date d’émission du document de décision du REC, ou (ii) le 25 août 2007. Chaque bon de souscription spécial confère à son porteur le droit d’acquérir, au moment de son exercice réel ou réputé, sans autre contrepartie, une action ordinaire et un demi-bon de souscription. Chaque bon de souscription entier pourra être exercé en vue d’acquérir une action à bons de souscription de la Société au prix de 5,25 $ pendant une période de 18 mois se terminant le 24 octobre 2007.

Au moment de la clôture, les placeurs pour compte ont touché une rémunération en espèces, correspondant à 6 % de 1 379 700$, et 306 600 bons de souscription spéciaux des placeurs pour compte (les « bons de souscription spéciaux des placeurs pour compte »). Chaque bon de souscription spécial des placeurs pour compte, au moment de son exercice réel ou réputé, sera converti en un bon de souscription des placeurs pour compte (un « bon de souscription des placeurs pour compte » ou collectivement, les « bons de souscription des placeurs pour compte »). Les bons de souscription des placeurs pour compte, à émettre au moment de la conversion des bons de souscription spéciaux des placeurs pour compte, ne pourront pas être exercés avant la première des dates suivantes : a) la date d’émission du document de décision du REC, ou b) la date à laquelle les actionnaires approuvent leur exercice. Dès qu’il pourra l’être, chaque bon de souscription des placeurs pour compte pourra être exercé en vue d’acquérir une action ordinaire à 5,25 $ l’action jusqu’au 24 octobre 2007 (une « action à bons de souscription de placeurs pour compte »).

Le prix de 4,50 $ le bon de souscription spécial a été établi par voie de négociations entre la Société et Salman Partners Inc., au nom des placeurs pour compte, conformément aux politiques de la TSX. Aucune autre rémunération n’a été ni ne sera versée aux placeurs pour compte à l’égard de l’émission des actions ordinaires et des bons de souscription à émettre au moment de l’exercice des bons de souscription spéciaux. La Société a convenu d’indemniser les placeurs pour compte à l’égard de certaines responsabilités ou contribuera aux sommes que les placeurs pour compte pourraient être tenues de verser à cet égard.

Si la Société n’obtient le document de décision du REC, au plus tard le 15 juillet 2006, à l’égard du présent prospectus visant le placement des actions ordinaires et des bons de souscription à émettre au moment de l’exercice des bons de souscription spéciaux, chaque bon de souscription spécial conférera à son porteur le droit d’acquérir 1,1 action ordinaire et 0,55 bon de souscription Le présent prospectus vise également le placement des actions ordinaires et des bons de souscription additionnels à émettre en pareil cas.

La TSX a approuvé de façon conditionnelle l’inscription des actions ordinaires et des actions à bons de souscription ainsi que l’inscription des bons de souscription. L’inscription des bons de souscription est assujettie à ce que la Société se conforme à toutes les exigences de la TSX au plus tard à 24 h (heure du Pacifique) à la date de réception du document de décision du REC, y compris une preuve adéquate du placement des bons de souscription auprès d’au moins 100 porteurs publics. Si la négociation des bons de souscription est approuvée, cette dernière débutera quatre (4) jours ouvrables après la réception du document de décision du REC.

Le présent prospectus vise les 5 110 000 actions ordinaires et les 2 555 000 bons de souscription à émettre au moment de l’exercice réel ou réputé des 5 110 000 bons de souscription spéciaux. De plus, il vise un maximum de 2 555 000 actions à bons de souscription à émettre au moment de l’exercice des 2 555 000 bons de souscription. Le présent prospectus vise également les 306 600 bons de souscription des placeurs pour compte à émettre au moment de l’exercice réel ou réputé des 306 600 bons de souscription spéciaux des placeurs pour compte, et un maximum de 306 600 actions à bons de souscription de placeurs pour compte à émettre au moment de l’exercice des bons de souscription des placeurs pour compte.

La TSX a convenu que la Société peut, aux termes de l’option de sursouscription, procéder à la vente d’un maximum de 1 890 000 bons de souscription spéciaux restants (plus toute pénalité applicable), ultérieurement mais au plus tard le 10 août 2006, au prix de 4,50 $ le bon de souscription spécial sous réserve de certaines modalités, y compris l’approbation des actionnaires à l’égard de cette émission. Pour plus de précisions sur l’obligation d’obtenir l’approbation des actionnaires et sur les autres exigences de la TSX au sujet de cette émission, se reporter à la rubrique « Capital-actions – Autres émissions – Option de sursouscription et approbation des actionnaires » ci-après.

Bons de souscription spéciaux

Les bons de souscription spéciaux ont été émis aux termes d’un acte, daté du 24 avril 2006, en sa version modifiée le 10 mai 2006, (collectivement, l’« acte relatif aux bons de souscription spéciaux »), conclu entre la Société et la Société de fiducie Computershare du Canada (l’« agent de souscription »). La Société a convenu de déployer tous les efforts raisonnables en vue d’obtenir, au plus tard le 15 juillet 2006, le document de décision du REC. Les 5 110 000 bons de souscription spéciaux seront réputés avoir été exercés et convertis immédiatement avant 17 h (heure de Toronto) à la date d’expiration. Tous les bons de souscription spéciaux non exercés à la date d’expiration seront réputés avoir été exercés immédiatement avant la date d’expiration sans autre intervention de leurs porteurs.

Chaque bon de souscription spécial confère à son porteur, au moment de l’exercice réel ou réputé des bons de souscription spéciaux, sans contrepartie, le droit de recevoir une action ordinaire et un demi-bon de souscription. Si le document de décision du REC n’est pas émis au plus tard le 15 juillet 2006, les porteurs de bons de souscription spéciaux auront le droit de recevoir 1,1 action ordinaire (au lieu de 1 action ordinaire) et 0,55 bon de souscription (au lieu de 0,5 bon de souscription) pour chaque bon de souscription spécial exercé. En outre, l’acte relatif aux bons de souscription spéciaux renferme des dispositions conçues de sorte à protéger les porteurs de bons de souscription spéciaux contre la dilution si certains événements se produisent, notamment en cas de division, de regroupement ou de reclassification des actions ordinaires, de versement de dividendes en actions ou de distributions spéciales, de regroupement d’entreprises, de fusion ou de restructuration de la Société ou d’émission de droits. La Société a convenu de déployer tous les efforts raisonnables en vue d’obtenir, au plus tard le 15 juillet 2006, le document de décision du REC.

Si un porteur de bons de souscription spéciaux exerce ces bons de souscription spéciaux avant la date d’expiration, les actions ordinaires et les bons de souscription, émis au moment de cet exercice, seront assujetties aux périodes de conservation prévues dans les lois sur les valeurs mobilières applicables et devront être revêtus des mentions exigées par ces lois. En date du présent prospectus, aucun bon de souscription spécial n’a été exercé.

Aucune fraction d’action ordinaire ou de bon de souscription ne sera émise au moment de l’exercice réel ou réputé des bons de souscription spéciaux. Les porteurs de bons de souscription spéciaux devraient consulter leurs conseillers fiscaux au sujet des incidences fiscales s’appliquant à eux et ayant trait aux actions ordinaires et aux bons de souscription de la Société à émettre au moment de l’exercice des bons de souscription spéciaux.

Le texte qui précède n’est qu’un résumé des modalités régissant les bons de souscription spéciaux et il devrait être lu compte tenu des renseignements plus détaillés qui figurent dans l’acte relatif aux bons de souscription spéciaux.

Actions ordinaires

Se reporter à la rubrique « capital-actions » pour une description du capital-actions autorisé de la société et des droits liés aux actions ordinaires.

Bons de souscription

Les bons de souscription seront émis aux termes d’un acte (l’« acte relatif aux bons de souscription »), daté du 24 avril 2006, conclu entre la Société et l’agent de souscription au moment de l’exercice réel ou réputé des bons de souscription spéciaux. L’acte relatif aux bons de souscription renferme, entre autres choses, des dispositions prévoyant certains rajustements appropriés à l’égard de la catégorie des actions ordinaires à émettre au moment de l’exercice des bons de souscription, de leur nombre et de leur prix si certains événements se produisent, notamment en cas de division, de regroupement ou de reclassification des actions ordinaires, de versement de dividendes en actions ou de distributions spéciales, de regroupement d’entreprises, de fusion ou de restructuration de la Société ou d’émission de droits.

Les porteurs de bons de souscription ne disposeront pas de droits de vote ni d’aucun autre droit lié aux actions ordinaires tant que les bons de souscription n’auront pas été dûment exercés et que les actions à bons de souscription, à émettre au moment de l’exercice des bons de souscription, n’auront pas été émises comme le prévoit l’acte relatif aux bons de souscription. Aucune fraction d’action à bons de souscription ne sera émise au moment de l’exercice des bons de souscription spéciaux. La Société a désigné le bureau principal des transferts de l’agent de souscription à Vancouver comme lieu où les bons de souscription peuvent être remis en vue d’être exercés ou échangés.

La TSX a approuvé de façon conditionnelle l’inscription des bons de souscription. L’inscription des bons de souscription est assujettie à ce que la Société se conforme à toutes les exigences de la TSX au plus tard à 24 h (heure du Pacifique) à la date de réception du document de décision du REC, y compris une preuve adéquate du placement des bons de souscription auprès d’au moins 100 porteurs publics. Si la négociation des bons de souscription est approuvée, cette dernière débutera quatre (4) jours ouvrables après la réception du document de décision du REC.

Le texte qui précède n’est qu’un résumé des modalités régissant les bons de souscription spéciaux et il devrait être lu compte tenu des renseignements plus détaillés qui figurent dans l’acte relatif aux bons de souscription.

Restrictions à l’égard des États-Unis

Les bons de souscription spéciaux, les actions ordinaires et les bons de souscription à émettre au moment de l’exercice réel ou réputé des bons de souscription spéciaux, ainsi que les actions à bons de souscription à émettre au moment de l’exercice des bons de souscription, n’ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, en sa version modifiée (la « Loi de 1933 »), ni en vertu des lois sur les valeurs mobilières d’États et ne peuvent être offerts, vendus ou délivrés, directement ou indirectement, aux États-Unis, ou à une personne des États-Unis ou au nom ou dans l’intérêt d’une personne des États-Unis au sens du Règlement S de la Loi de 1933, si ce n’est en vertu d’une dispense d’inscription en vertu de la Loi de 1933 ou de toutes les lois sur les valeurs mobilières d’État applicables.

Les bons de souscription ne peuvent pas être exercés par une personne des États-Unis ou à son nom ou dans son intérêt à moins de pouvoir se prévaloir d’une dispense des exigences d’inscription de la Loi de 1933 et des lois sur les valeurs mobilières de tous les États pertinents et que le porteur ait fourni à la Société, sauf si elle y a renoncé, un avis juridique ou tout autre document que cette dernière juge satisfaisant à cet égard pourvu qu’une personne, ayant souscrit des bons de souscription spéciaux directement de la Société et ayant remis le certificat américain d’investisseur accrédité annexé à la convention de souscription ayant trait à l’acquisition de ces bons de souscription spéciaux, ne soit pas tenue de remettre un avis juridique à l’égard de l’exercice ou de l’exercice réputé des bons de souscription en son nom (ou, le cas échéant, au nom d’un mandant désigné dans la convention de souscription initiale) au moment où cette personne (et, le cas échéant, le mandant désigné) continue d’être un « investisseur accrédité » (au sens du Règlement D de la loi de 1933) et fournisse à la Société des documents que cette dernière juge satisfaisants.

Les certificats représentant les actions ordinaires, les bons de souscription et les actions à bons de souscription, émis aux États-Unis ou au nom d’une personne des États-Unis ou dans son intérêt seront revêtus d’une mention américaine stipulant que les titres qu’ils représentent n’ont pas été inscrits en vertu de la Loi de 1933 et ne peuvent être offerts, vendus ou par ailleurs transférés que conformément aux dispenses d’exigences d’inscription de la Loi de 1933 et de toutes les lois sur les valeurs mobilières d’État applicables. En plus de la mention américaine précitée, les certificats représentant des bons de souscription émis aux États-Unis ou au nom d’une personne des États-Unis ou dans son intérêt seront revêtus d’une mention américaine stipulant que les bons de souscription ne peuvent pas être par une personne des États-Unis ou en son nom, ou par une personne aux États-Unis à moins qu’il soit possible de se prévaloir d’une dispense des exigences d’inscription de la Loi de 1933 et des lois sur les valeurs mobilières de tous les États pertinents, et que le porteur ait remis, à cet égard, à la Société un avis juridique ou tout autre document qu’elle juge satisfaisant.

CAPITAL-ACTIONS

Capital autorisé

Le capital-actions autorisé de la Société se compose d’un nombre illimité d’actions ordinaires sans valeur nominale, dont 33 840 876 étaient émises et en circulation en date de 24 avril 2006, et d’un nombre illimité d’actions privilégiées sans valeur nominale, dont aucune n’est émise ou en circulation.

Les porteurs d’actions ordinaires ont le droit de recevoir un avis de convocation à l’égard de toute assemblée des actionnaires de la Société, d’assister à ces assemblées et d’y voter. Chaque action ordinaire confère à son porteur une voix. Les porteurs d’actions ordinaires ont le droit de recevoir leur quote-part des dividendes que le conseil d’administration peut déclarer et verser par prélèvements sur les fonds légitimement affectés à cette fin. En cas de dissolution, de liquidation ou de toute distribution des éléments d’actif de la Société, les porteurs d’actions ordinaires ont le droit de recevoir leur quote-part de tous les éléments d’actifs restants après règlement de l’ensemble des éléments de passif de la Société. Les actions ordinaires ne confèrent aucun droit préférentiel de souscription ou de conversion.

Autres émissions

Option de sursouscription et approbation des actionnaires

La Société s’attend, au plus tard le 10 août 2006 (soit le dernier jour de l’approbation conditionnelle de la TSX), à vendre le reste des 1 890 000 bons de souscription spéciaux à émettre en vertu de l’option de sursouscription au prix de 4,50 $ le bon de souscription spécial (le « placement futur »). Conformément aux politiques de la TSX, le placement futur devra être approuvé par les actionnaires de la Société. Rien ne permet d’affirmer que le placement futur aura lieu. L’approbation du placement futur et d’autres questions connexes par les actionnaires sera demandée dans le cadre de l’assemblée générale annuelle et extraordinaire de la Société, qui aura lieu le 14 juin 2006. Le présent prospectus ne vise aucun des titres pouvant être émis dans le cadre du placement futur. Si le placement futur ne se matérialise pas au plus tard le 15 juillet 2006 , la Société a convenu de déployer tous les efforts raisonnables en vue d’obtenir, au plus tard le 15 juillet 2006, un document de décision à l’égard du présent prospectus de la Commission des valeurs mobilières de la Colombie-Britannique en vertu du Régime d’examen concerté du prospectus et de la notice annuelle, attestant que les visas, autorisant la négociation des actions ordinaires et des bons de souscription à émettre au moment de l’exercice des bons de souscription spéciaux émis dans le cadre du placement futur, ont été obtenus dans les territoires canadiens pertinents.

FACTEURS DE RISQUES

Un investissement dans les actions ordinaires et les bons de souscription à émettre au moment de l’exercice des bons de souscription spéciaux comporte un haut degré de risque et doit être considéré comme un placement spéculatif compte tenu de la nature des activités de la Société et du stade actuel d’exploration et de mise en valeurs de ses biens miniers.

Le lecteur devrait examiner avec soin les renseignements reproduits dans le présent prospectus ou qui y sont intégrés par renvoi, les états financiers consolidés historiques de la Société ainsi que les notes afférentes à ces derniers, avant de prendre une décision de placement à l’égard des actions ordinaires et des bons de souscription, y compris les bons de souscription spéciaux. Les facteurs de risques énoncés dans la notice annuelle de la Société, datée du 24 avril 2006, et dans le rapport de gestion de la Société pour la période terminée le 31 décembre 2005 sont intégrés par renvois aux présentes.

Au nombre de ces facteurs de risques, il y a lieu de mentionner les risques liés aux fluctuations des cours des métaux précieux et des métaux de base, les dangers et les risques d’exploitation, les risques liés à l’exploration et à la mise en valeur, les risques liés au calcul des réserves, des ressources et des taux de récupération de métaux précieux, la réglementation gouvernementale et les risques-pays, les facteurs environnementaux et les risques ayant trait aux lois environnementales, les risques ayant trait aux titres de propriété des éléments d’actif, le caractère incertain du financement continu pour la Société, la concurrence dans l’industrie et les ententes conclues avec d’autres parties, les conflits d’intérêts dans lesquels pourraient se trouver les administrateurs et les dirigeants de l’émetteur, les risques liés aux pays étrangers et aux exigences réglementaires étrangères ainsi que les risques découlant de la dépendance envers des tiers. D’autres risques, dont la Société n’est pas actuellement au courant ou qu’elle juge négligeables à l’heure actuelle, pourraient également nuire à son exploitation. La Société prévoit affecter environ 13 000 000 $ du produit net tiré du placement privé au financement des activités d’exploration et de mise en valeur de projets additionnels avancés de mines d’argent au Mexique et en Amérique Latine. La Société analyse présentement des cibles potentielles, mais n’a pas encore arrêté son choix. Par conséquent, les investisseurs dans le cadre du placement privé ne disposent de rien qui leur permette d’évaluer le bien-fondé ou les risques d’un placement dans les propriétés ou les exploitations minières visées. Si la Société acquiert une mine d’argent financièrement instable (ou une participation dans une mine de même nature), elle pourrait être affectée par plusieurs risques inhérents à ces opérations. Bien que la Société s’efforcera d’évaluer les risques inhérents à une propriété argentifère visé ou une entreprise visée, elle ne peut affirmer qu’elle reconnaîtra ou évaluera adéquatement tous les facteurs de risque afférents. En outre, les sommes réelles que la Société engagera à l’égard de l’exploration et de la mise en valeur de projets additionnels avancés de mine d’argent au Mexique et en Amérique Latine pourraient différer de façon importante des sommes approximatives prévues, ou même ne pas l’être, et seront tributaires de nombre de facteurs.

EXPERTS INTÉRESSÉS

Ni KPMG s.r.l., ni Range Consulting Group LLP (auteur du rapport technique du 31 mars 2006, intitulé Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico, qui a été rédigé en son nom par Eric Olson, MAusIMM), ni l’un de leurs administrateurs, dirigeants, employés ou associés, selon le cas, n’obtient ni n’a obtenu un droit direct ou indirect sur les biens de la Société ou d’une personne ayant des liens avec celle-ci ou un membre de son groupe. À la date des présentes, les administrateurs, dirigeants, employés et associés, selon le cas, de chacune des sociétés par actions et sociétés de personnes précitées étaient propriétaires véritables, directement ou indirectement, dans l’ensemble, de moins de 1 % des titres de la Société.

Aucun administrateur, dirigeant, employé ou associé, selon le cas, des sociétés par actions et sociétés de personnes précitées ne doit actuellement être élu, nommé ou employé en tant qu’administrateur, dirigeant ou employé de la Société ou d’une personne ayant des liens avec celle-ci ou d’un membre de son groupe.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la société sont KPMG s.r.l., 777 Dunsmuir St, Vancouver (Colombie-Britannique) V7Y 1K3 .

La Société de fiducie Computershare du Canada, à ses établissements principaux à Vancouver et Toronto, est l’agent des transferts et agent chargé de la tenue des registres à l’égard des actions ordinaires et l’agent de souscription à l’égard des bons de souscription spéciaux et des bons de souscription.

QUESTIONS D’ORDRE JURIDIQUES

VECTOR Corporate Finance Lawyers, pour le compte de la Société, et Borden Ladner Gervais s.r.l., pour le compte des placeurs pour compte, devront se prononcer sur certaines questions canadiennes d’ordre juridique ayant trait aux titres visés par les présentes.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l’acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, ces lois permettent également à l’acquéreur de demander la nullité, la rescision du prix ou, dans certains cas, des dommages-intérêts par suite d’opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un avocat.

DROITS CONTRACTUELS D'ACTION EN RÉSOLUTION POUR LES PORTEURS DE BONS DE SOUSCRIPTION SPÉCIAUX

Dans l'éventualité où un porteur de bons de souscription spéciaux, qui acquiert des actions ordinaires et des bons de souscription au moment de l'exercice de bons de souscription spéciaux, de la façon prévue dans le présent prospectus, et qu'il a ou qu'il obtient un droit de recours en résolution en vertu des lois sur les valeurs mobilières applicables parce que le prospectus ou toute modification qui lui a été apportée renferme une déclaration fausse ou trompeuse, ce porteur aura le droit de résilier non seulement l'exercice de ses bons de souscription spéciaux mais également l'opération de placement privé aux termes de laquelle les bons de souscription spéciaux ont été initialement acquis et il aura le droit relativement à cette résolution à un remboursement intégral de la contrepartie versée lors de l'acquisition des bons de souscription spéciaux. Dans l'éventualité où ce porteur est un cessionnaire autorisé de l'intérêt du souscripteur initial des bons de souscription spéciaux, ce cessionnaire autorisé aura le droit d'exercer les droits de résolution et de remboursement accordés aux termes des présentes comme s'il était le souscripteur initial. Les recours qui précèdent s'ajoutent à tout autre droit ou recours disponible pour un porteur de bons de souscription spéciaux en vertu de l'article 131 de la loi intitulée Securities Act (Colombie-Britannique) ou de dispositions correspondantes d'autres lois sur les valeurs mobilières ou en droit.

CONSENTEMENT DES VÉRIFICATEURS

Au conseil d’administration de Endeavour Silver Corp.

Nous avons lu le prospectus simplifié de Endeavour Silver Corp. (la « Compagnie ») daté du 15 mai 2006 visant le placement de 5 110 000 actions ordinaires et de 2 555 000 bons de souscription d’actions devant être émis à l’exercice des 5 110 000 bons de souscription spéciaux de la Compagnie émis antéricurement. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l’intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires de la Compagnie portant sur les bilans consolidés de la Compagnie aux 31 décembre 2005 et au 28 février 2005, et sur les états des résultats d’exploitation, du déficit et des flux de trésorerie de la période de dix mois terminée le 31 décembre 2005 et des exercices terminés les 28 février 2005 et 29 février 2004. Notre rapport est daté du 21 avril 2006, sauf en ce qui concerne la note 5 b) iv) pour laquelle il est daté du 24 avril 2006.

(signé) KPMG s.r.l./S.E.N.C.R.L.,
Comptables agréés

Vancouver, Canada
Le 15 mai 2006

ATTESTATION DE LA SOCIÉTÉ

Le 15 mai 2006

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l’Alberta, de l’Ontario et du Québec, et à leurs règlements d’application respectifs. Pour les fins du Québec, le présent prospectus simplifié, complété par le dossier d’information, ne contient aucune information fausse ou trompeuse susceptible d’affecter la valeur ou le cours des titres qui font l’objet du placement.

(Signé) : Godfrey Walton	(Signé) : Philip Yee

Godfrey Walton	Philip Yee
Président, chef de l’exploitation et administrateur	Chef de la direction financière

Au nom du conseil d’administration,

(Signé) : Bradford Cooke	(Signé) : Mario Szotlender

Bradford Cooke	Mario Szotlender
Président du conseil, chef de la direction et administrateur	Administrateur

ATTESTATION DES PLACEURS POUR COMPTE

Le 15 mai 2006

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres offerts, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l’Alberta, de l’Ontario et du Québec, et à leurs règlements d’application. Pour les fins du Québec, à notre connaissance, le présent prospectus simplifié, complété par le dossier d’information, ne contient aucune information fausse ou trompeuse susceptible d’affecter la valeur ou le cours des titres qui font l’objet du placement.

SALMAN PARTNERS INC.

(Signé) : Terrance K. Salman

BMO NESBITT BURNS INC.

(Signé) : Jamie Rogers

CORPORATION CANACCORD CAPITAL	CORPORATION DE VALEURS MOBILIÈRES DUNDEE
(Signé) : Ali Pejman	(Signé) : Robert Klassen